Corporate Law Solutions A Professional Law Corporation

CLS	Gregory W. Preston, Esq. Managing Director 907 Sandcastle Drive Direct Dial: 949.760.0107 Corona del Mar, CA 92625 gpreston@corp-law.com
October 8, 2020

Via EDGAR and Email

Ronald Alper, Esq. (alperr@sec.gov) Division of Corporation Finance Office of Real Estate & Construction Securities and Exchange Commission Washington, D.C. 20549

Re:	Escalate Wealth REIT I, Inc. (the “Company”) Amendment No. 3 to Preliminary Offering Circular on Form 1-A Filed September 24, 2020 File No. 024-11284

 Dear Mr. Alper:

On behalf of the Company, we are responding to your comment letter dated September 29, 2020 to Amendment No. 2 to the Company’s Preliminary Offering Circular in the Offering Statement on Form 1-A (“Offering Statement”). Responses in this letter refer to Amendment No. 3 to the Offering Circular as filed today (“Amendment No. 3”). We also enclose a marked copy of Amendment No. 3 to show changes from Amendment No. 2.

Your numbered comments and our corresponding responses are set forth below.

Security Ownership of Certain Beneficial Owners and Management, page 56

1.	We note that you have only attributed some of the shares held by Escalate Wealth LLC to Mr. Hofer. If Mr. Hofer is the control person of Escalate Wealth LLC, as was previously disclosed, please clearly disclose and revise to reflect the entire amount of shares held by Escalate Wealth LLC to Mr. Hofer, or advise.

Response: The requested disclosure has been provided on page 56 of Amendment No 3.

By separate email we are providing the FINRA No Objections Letter; therefore, on behalf of the Company we hereby request qualification of the Company’s Offering Statement at the earliest time possible.

Thank you for your assistance with regard to this filing and please do not hesitate to contact the undersigned with regard to any questions you might have or requests for additional information.

Sincerely,

Corporate Law Solutions, PC

By:	/s/ GREGORY W. PRESTON
Gregory W. Preston, Esq.
Managing Director

cc: Harold Hofer